EXHIBIT 15.1

SNDL Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2022

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the year ended December 31, 2022 is dated April 24, 2023. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (collectively, the “Audited Financial Statements”) and the risks identified in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated. All share amounts in this MD&A have been adjusted retrospectively to reflect the Share Consolidation (as defined herein) unless otherwise noted. See “Liquidity and Capital Resources – Equity”.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL Inc., formerly Sundial Growers Inc., operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits,
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations,
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities, and
•
Investments targeting the global cannabis industry.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Liquor Depot and Ace Liquor retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds, Sweet Tree and Spiritleaf retail banners; the production, distribution and sale of cannabis in domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Value Buds, Namaste, Re-up and Grasslands; and, the deployment of capital to direct and indirect investments and partnerships throughout the global cannabis industry.

The Company produces and markets cannabis products for the Canadian adult-use market and recently expanded to include export for the international medicinal market. SNDL’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. SNDL’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space in Olds and approximately 380,000 square feet of total space in Atholville. The Company has established supply agreements with ten Canadian provinces and has a distribution network that covers 98% of the national adult-use cannabis industry.

As of December 31, 2022, SNDL and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and the change became effective on the same day. In light of the evolution of SNDL’s business over the past two years, the new name more appropriately reflects the operating model and strategy across liquor and cannabis retail, cannabis cultivation and investments. The rebrand underscores SNDL’s differentiated vertical integration model and reorients to its position as Canada’s largest private sector regulated cannabis and liquor product platform.

SNDL is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the global cannabis industry.

RECENT DEVELOPMENTS

Valens Acquisition

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) pursuant to which the Company would acquire, subject to Valens’ shareholder approval and customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). Concurrently with the execution of the Valens Arrangement Agreement, the Company assumed Valens’ non-revolving term loan facility from its then-existing lender, and amended and restated the related credit agreement to provide for a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum (the “Valens Facility”). As Valens is now a wholly-owned subsidiary of the Company, the Valens Facility became inter-company debt following the closing of the Valens Transaction. The Valens Transaction closed on January 17, 2023.

The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then-existing lender, as described above, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments. Valens distributes medicinal cannabis products to Australia through its subsidiary Valens Australia Pty Ltd. (“Valens Australia”). Additionally, Valens manufactured, distributed, and sold a wide range of CBD products in the United States through its subsidiary Green Roads, Inc (“Green Roads”), prior to the Valens Transaction. Green Roads filed for bankruptcy in the United States on March 6, 2023.

Due to the proximity of the closing of the Valens Transaction and the date of issuance of the consolidated financial statements, the Company has not prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Superette Acquisition

On February 7, 2023, the Company announced that, in the context of the Superette Group’s (as defined below) proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), it has successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) (the “APS”) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022.

The Superette Group sells cannabis and non-cannabis branded merchandise and has furthered its market exposure and brand awareness through private-label cannabis offerings. Pursuant to the APS, certain of the Superette entities, including Superette Inc. and Superette Ontario Inc. (“Superette Ontario”) (collectively, the “Superette Group”), have sold their right, title and interest in (i) the five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

Pursuant to applicable laws and regulatory considerations, SNDL directed that the shares of Superette Ontario be transferred to Spirit Leaf Ontario Inc. (“SLO”). SNDL has entered into an option agreement with SLO to purchase all of the issued and outstanding shares of Superette Ontario if certain conditions are met, including compliance with regulatory considerations. The retail locations and intellectual property were transferred to Superette Ontario to assist in operating the retail locations and the Superette IP was transferred to SNDL directly. Certain of the Superette IP will be licensed by SNDL to SLO to allow it to use the Superette brand in the retail locations.

Due to the proximity of the closing of the Superette Transaction and the date of issuance of the consolidated financial statements, the Company has not prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Cost-saving measures and rightsizing cannabis operations at alberta facility

On February 13, 2023, the Company announced changes to its operations through a rightsizing of cannabis cultivation in Olds, Alberta, in an effort to focus the facility on premium products and brands. The Valens Transaction has accelerated the need to optimize and rationalize SNDL's manufacturing and operational footprint to better address market saturation and oversupply. SNDL has initiated a headcount reduction of approximately 85 employees at the Olds facility as a part of a larger phased cost savings program that is expected to deliver close to $9 million in savings across labour and operational costs for the remainder of 2023. SNDL expects to complete most of this transition within the first quarter of 2023.

Through its integration and rationalization efforts, the Company is assessing all assets and will continue to make decisions based on sustainable profitability.

LIGHTBOX Acquisition

On March 28, 2023, the Company announced that it had entered into an agreement (the “Lightbox Agreement”) with Lightbox Enterprises Ltd. (“Lightbox”) to acquire four cannabis retail stores operating under the Dutch Love Cannabis banner (“Dutch Love”). Under the Lightbox Agreement, SNDL will acquire from Lightbox the rights to four Dutch Love stores and the rights to use certain Dutch Love related intellectual property for total consideration of $7.8 million. The consideration is comprised of i) $1.5 million cash; ii) the cancellation of the $3.0 million debt owed by Lightbox to SNDL; and iii) $3.3 million payable in common shares of SNDL.

The transaction is expected to be completed in the context of Lightbox's proceedings under the CCAA from the Supreme Court of British Columbia (the “BC Court”). On December 2, 2022, the BC Court granted an order that approved a sale and investment solicitation process (“SISP”) in respect of the assets, undertakings and properties of Lightbox, and the Agreement is the result of the SISP process.

The transaction is anticipated to close by the end of May 2023.

OTHER DEVELOPMENTS

acquisition of zenabis business

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the CCAA, it had successfully acquired all assets of the business of the Zenabis Group, subject to certain exclusions (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Court”).

The Zenabis Business’ core asset is the 380,000 square foot indoor growing facility in Atholville, New Brunswick, which has an annual production capacity of approximately 46,000 kilograms of dried cannabis and 15,000 kilograms of extraction capacity. The facility previously received EU GMP certification and has exported cannabis shipments to Malta, Israel and Australia.

The Company acquired more than 22 million grams of cannabis inventory, which will reduce near-term cultivation requirements and is expected to be monetized through wholesale transactions, international export, and branded product sales, partially through SNDL’s network of 185 retail stores. The Zenabis Business’ non-core assets include a 255,000-square foot industrial facility in Stellarton, Nova Scotia, which is under non-binding discussions for sale by SNDL. Certain intellectual property rights for the Zenabis brands and cannabis strains were also acquired.

The order of the Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).

Initiation of share repurchase program

On November 11, 2021, the Company announced that the board of directors of SNDL (the “Board”) approved a share repurchase program which authorized the Company to repurchase, from time to time, up to an aggregate of $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may only purchase a maximum of 10.3 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement.

Subject to the foregoing limitations, the share repurchase program commenced on November 19, 2021 and expired on November 19, 2022.

On November 16, 2022, the Company announced that the Board approved a renewal of the share repurchase program upon its expiry on November 19, 2022. The renewed share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may only purchase a maximum of 11.8 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 30, 2023. The renewed share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company's discretion. The actual number of common shares which may be purchased pursuant to the renewed share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the renewed share repurchase program will be returned to treasury for cancellation.

Refer to “Liquidity and Capital Resources – Equity” below and “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in the Annual Report to which this MD&A is attached as an exhibit for further details regarding common shares purchased and cancelled during the year.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except as indicated)	YTD 2022	YTD 2021 (3)	Change	% Change
Financial
Gross revenue	729,694	67,279	662,415	985%
Net revenue	712,197	56,128	656,069	1169%
Cost of sales (3)	558,089	50,612	507,477	1003%
Gross margin (3)	140,375	(9,001)	149,376	1660%
Gross margin % (3)	20%	-16%		36%
Gross margin before fair value adjustments (1)(2)(3)	147,096	(11,462)	158,558	1383%
Gross margin before fair value adjustments % (2)(3)	21%	-20%		201%
Interest and fee revenue	16,739	13,149	3,590	27%
Investment loss	(65,164)	(44,501)	(20,663)	-46%
Loss from operations (3)	(347,774)	(134,376)	(213,398)	-159%
Net loss attributable to owners of the Company (3)	(335,114)	(226,984)	(108,130)	-48%
Per share, basic and diluted (3)	(1.46)	(1.22)	(0.24)	-20%
Adjusted EBITDA (2)(3)	(15,831)	30,402	(46,233)	152%

Statement of Financial Position
Cash and cash equivalents	279,586	558,251	(278,665)	-50%
Inventory	127,782	29,503	98,279	333%
Property, plant and equipment	143,409	56,472	86,937	154%
Total assets	1,559,350	1,427,660	131,690	9%
(1)
Includes inventory obsolescence and impairment of $7.0 million for the year ended December 31, 2022, and $17.0 million for year ended December 31, 2021.
(2)
Adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.
(3)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

CONSOLIDATED RESULTS

General and administrative

	Year ended December 31
($000s)	2022	2021 (1)
Salaries and wages	80,134	18,675
Consulting fees	1,934	1,112
Office and general	37,061	7,560
Professional fees	11,563	6,530
Merchant processing fees	4,748	—
Director fees	472	351
Other	4,256	3,815
	140,168	38,043
(1)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

General and administrative expenses for the year ended December 31, 2022 were $140.2 million compared to $38.0 million for the year ended December 31, 2021. The increase of $102.2 million was mainly due to increases in salaries and wages, office and general expenses, professional fees and merchant processing fees as a result of the Alcanna and Inner Spirit acquisitions.

Share-based compensation

	Year ended December 31
($000s)	2022	2021
Equity-settled expense
Simple warrants	1,299	2,899
Performance warrants	—	361
Stock options	78	(14)
Restricted share units	9,423	6,789
Cash-settled expense
Deferred share units	(1,129)	2,272
	9,671	12,307

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

The fair value of the Company’s common shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense for equity settled awards by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the year ended December 31, 2022 was $9.7 million compared to $12.3 million for the year ended December 31, 2021. The decrease of $2.6 million was primarily due to a decrease in DSU expense and simple warrant expense, partially offset by an increase in RSU expense. The current period DSU recovery was caused by a decrease in fair value of the DSUs resulting from a decrease in the Company’s share price. In the prior year there was a change in the DSUs from being equity-settled to cash-settled, thereby requiring the DSUs to be accounted for as a liability instrument measured at fair value. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years. The increase in RSU expense was due to the issuance of new RSUs during the year, partially offset by the vesting of RSUs granted in prior years.

Transaction costs

	Year ended December 31
($000s)	2022	2021
Transaction costs	1,352	17,566

Transaction costs for the year ended December 31, 2022 were $1.4 million compared to $17.6 million for the year ended December 31, 2021. Transaction costs relate to various acquisitions, partially offset by a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. The provision was recorded at the full amount payable upon settlement and has now been reduced by the amount covered by the Company’s directors and officers’ insurance policy. Transaction costs in the comparative year include costs associated with registered securities offerings, the Inner Spirit acquisition, the Alcanna acquisition, legal costs and various financing initiatives.

Finance costs

	Year ended December 31
($000s)	2022	2021
Cash finance expense
Other finance costs	178	40
	178	40
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	36,087	3,300
Accretion on lease liabilities	5,903	776
Financial guarantee liability (recovery) expense	(59)	59
Other	89	154
	42,020	4,289
Interest income	(884)	(573)
	41,314	3,756

Finance costs include accretion expense related to lease liabilities, finance income related to net investment in subleases, change in fair value of investments at Fair Value Through Profit or Loss (“FVTPL”) and certain other expenses.

Finance costs for the year ended December 31, 2022 were $41.3 million compared to $3.8 million for the year ended December 31, 2021. The increase of $37.5 million was due to the change in fair value of investments at FVTPL and an increase in accretion on lease liabilities. The decrease in the fair value of investments at FVTPL was mainly due to an adjustment to the Zenabis senior loan (refer to note 16 in the Audited Financial Statements). The Company's lease liabilities have increased significantly due to both the Inner Spirit and Alcanna acquisitions as the Company acquired leases of retail space for corporate-owned stores.

Change in estimate of fair value of derivative warrants

	Year ended December 31
($000s)	2022	2021
Change in estimate of fair value of derivative warrants	(10,783)	77,834

Change in estimate of fair value of derivative warrants for the year ended December 31, 2022 was a recovery of $10.8 million compared to an expense of $77.8 million for year ended December 31, 2021. The recovery in the current period relates to a decrease in the fair value, mainly due to a decrease in the Company’s share price from US$5.78 on December 31, 2021, to US$2.09 on December 31, 2022. The expense in the comparative period related to the granting of 25.0 million derivative warrants, partially offset by a decrease in fair value.

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 31 in the Audited Financial Statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, and its only obligation is to deliver common shares if, and when, warrants are exercised.

Net loss

	Year ended December 31
($000s)	2022	2021 (1)
Net loss	(372,428)	(226,784)
(1)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

Net loss for the year ended December 31, 2022 was $372.4 million compared to a net loss of $226.8 million for year ended December 31, 2021. The increased loss of $145.6 million was mostly due to increases in investment losses ($20.7 million), share of loss of equity-accounted investees ($75.9 million), general and administrative expenses ($102.1 million), depreciation and amortization ($35.7 million), asset impairment ($136.0 million) and finance costs ($37.6 million), partially offset by an increase in gross margin ($149.4 million), lower transaction costs ($16.2 million) and change in fair value of derivative warrant liabilities ($88.6 million).

Adjusted EBITDA

	Year ended December 31
($000s)	2022	2021
Adjusted EBITDA (1)(2)	(15,831)	30,402
(1)
Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.
(2)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

Adjusted EBITDA was a loss of $15.8 million for the year ended December 31, 2022 compared to $30.4 million for the year ended December 31, 2021. The increased loss was due to the following:

•
Increase in general and administrative expenses due to the acquisition of Alcanna, Nova and Inner Spirit;
•
Decrease in realized gain on marketable securities; and
•
Decrease in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments.

The increase was partially offset by an:

•
Increase in gross margin, including from the acquisition of Alcanna, Nova and Inner Spirit.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Year ended December 31, 2022
Net revenue	462,180	205,610	44,407	—	—	712,197
Gross margin	106,307	47,334	(13,266)	—	—	140,375
Interest and fee revenue	—	—	—	16,739	—	16,739
Investment (loss) income	—	—	—	(65,164)	—	(65,164)
Share of loss of equity-accounted investees	—	—	—	(43,002)	—	(43,002)
Depreciation and amortization	17,025	9,920	199	—	13,801	40,945
Income (loss) before income tax	17,726	(183,055)	(29,618)	(127,362)	(57,461)	(379,770)
(1)
Liquor retail includes operations for the period March 31, 2022 to December 31, 2022 and cannabis retail includes the operations of Nova retail stores for the period March 31, 2022 to December 31, 2022 (refer to note 5(a) in the Company’s Audited Financial Statements).
(2)
Cannabis operations includes the operations of Zenabis for the period November 1, 2022 to December 31, 2022 (refer to note 5(c) in the Company’s Audited Financial Statements).
(3)
Total assets include cash and cash equivalents.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2021
Total assets (3)	—	157,022	147,887	1,093,596	29,155	1,427,660
Year ended December 31, 2021
Net revenue	—	16,091	40,037	—	—	56,128
Gross margin (3)	—	6,498	(15,499)	—	—	(9,001)
Interest and fee revenue	—	—	—	13,149	—	13,149
Investment loss	—	—	—	(44,501)	—	(44,501)
Share of profit of equity-accounted investees	—	—	—	32,913	—	32,913
Depreciation and amortization (3)	—	1,282	3,108	—	897	5,287
Income (loss) before income tax (3)	—	(410)	(117,990)	(5,837)	(110,461)	(234,698)
(1)
Cannabis retail includes the operations of Inner Spirit retail and franchise stores for the period July 20, 2021 to December 31, 2021.
(2)
Total assets include cash and cash equivalents.
(3)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

LIQUOR RETAIL SEGMENT RESULTS

GROSS MARGIN

	Year ended December 31
($000s)	2022 (1)	2021
Gross revenue	462,180	—
Cost of sales	355,873	—
Gross margin	106,307	—
(1)
Liquor retail results are for the period from March 31, 2022 to December 31, 2022.

The liquor retail segment results are comprised of operations for the period from March 31, 2022, to December 31, 2022. Gross margin for the year ended December 31, 2022 was $106.3 million (23%). Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

Asset impairment

	Year ended December 31
($000s)	2022	2021
Asset impairment	10,079	—

During the year ended December 31, 2022, the Company recorded impairments to right of use assets of $2.5 million and property, plant and equipment of $7.5 million, due to underperforming operating results of certain stores.

CANNABIS RETAIL SEGMENT RESULTS

GROSS revenue

	Year ended December 31
($000s)	2022 (1)	2021 (2)
Retail	192,710	10,207
Franchise	8,337	4,251
Other	4,563	1,633
Gross revenue	205,610	16,091
(1)
Cannabis retail results include the operations of Nova for the period from March 31, 2022 to December 31, 2022.
(2)
Cannabis retail results include the operations of Inner Spirit for the period July 20, 2021 to December 31, 2021.

Gross revenue for the year ended December 31, 2022 was $205.6 million compared to $16.1 million for the year ended December 31, 2021. The increase is attributable to the Alcanna Transaction. Retail revenue is comprised of retail cannabis sales to private customers from corporate-owned stores. Franchise revenue is comprised of royalty revenue, advertising revenue and franchise fees. Other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Prior to opening, Spiritleaf franchised retail cannabis stores purchase millwork (store fixtures) from the Company. Once a franchise Spiritleaf retail cannabis store is open and operating, it purchases supplies and Spiritleaf accessories from the Company to sell to customers.

GROSS MARGIN

	Year ended December 31
($000s)	2022 (1)	2021 (2)(3)
Gross revenue	205,610	16,091
Cost of sales	158,276	9,593
Gross margin	47,334	6,498
(1)
Cannabis retail results include the operations of Nova for the period from March 31, 2022 to December 31, 2022.
(2)
Cannabis retail results include the operations of Inner Spirit for the period July 20, 2021 to December 31, 2021.
(3)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

Gross margin for the year ended December 31, 2022 was $47.3 million (23%) compared to $6.5 million (40%) for the year ended December 31, 2021. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories. Gross margin percentage in the prior year is higher due to the proportion of franchise revenue compared to gross revenue. Franchise revenue does not have a corresponding cost of sales.

Asset impairment

	Year ended December 31
($000s)	2022	2021
Asset impairment	181,665	—

During the three months ended September 30, 2022, the Company recorded impairments to goodwill of $67.9 million and intangible assets with indefinite useful lives of $16.4 million, both from the Inner Spirit acquisition, due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. During the three months ended December 31, 2022, the Company recorded impairments to goodwill of $88.0 million from the Alcanna and Nova acquisition, due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market.

During the year ended December 31, 2022, the Company recorded impairments to right of use assets of $3.9 million and property, plant and equipment of $5.3 million, due to underperforming operating results of certain stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Cannabis operations segment results include the operations of Zenabis from the period November 1, 2022 to December 31, 2022.

Kilogram equivalents sold

	Year ended December 31
	2022	2021
Provincial boards	15,840	12,583
Medical	4	4
Wholesale	7,371	5,432
Total kilogram equivalents sold	23,215	18,019

For the year ended December 31, 2022, the Company sold 23,215 kilogram equivalents of cannabis compared to 18,019 kilogram equivalents for the year ended December 31, 2021. The increase of 5,196 kilogram equivalents sold was due to increases in kilogram equivalents sold to provincial boards and wholesale kilogram equivalents sold. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company’s calculation of kilogram equivalents (or other measurement equivalents stated in this MD&A, such as gram equivalents) is based upon internal estimates and may not be comparable to similar measures used by other companies.

Selling price

	Year ended December 31
($/gram equivalent)	2022	2021
Provincial boards	3.71	3.29
Medical	2.25	9.80
Wholesale	0.43	1.81
Average gross selling price	2.67	2.84
Excise taxes	(0.75)	(0.62)
Average net selling price	1.91	2.22

For the year ended December 31, 2022, the average net selling price was $1.91 per gram equivalent compared to $2.22 per gram equivalent for the year ended December 31, 2021. The decrease of $0.31 per gram equivalent was mainly due to lower wholesale prices, partially offset by higher prices for provincial board sales. The decrease in wholesale prices was due to several large bulk sales as part of the Company's inventory optimization strategy. The bulk sales included shake and trim which lowered the price per gram average. Provincial board sales prices have increased due to the shift from value products to core products and lower price discounts and concessions compared to the prior year.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, inhalables and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards, Canadian licensed producers (“LPs”) and international exports).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the year ended December 31, 2022 and 2021 are based solely on adult-use end-consumer packaged cannabis sales.

Revenue

Revenue by form

	Year ended December 31
($000s)	2022	2021
Revenue from dried flower	35,481	31,975
Revenue from pre-rolls	15,677	7,597
Revenue from vapes	5,718	4,743
Revenue from oil	118	1,665
Revenue from edibles and concentrates	4,156	2,555
Revenue from services	754	2,653
Gross revenue	61,904	51,188

Revenue by channel

	Year ended December 31
($000s, except as indicated)	2022	2021
Provincial boards	58,728	41,338
Medical	9	8
Wholesale	3,167	9,842
Gross revenue	61,904	51,188
Excise taxes	(17,497)	(11,151)
Net revenue	44,407	40,037
Gross revenue per gram sold	$2.67	$2.84
Net revenue per gram sold	$1.91	$2.22

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other LPs and international exports. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company had entered into a concentrates licensing agreement with a third party based out of the Rocky View facility, which was previously owned by the Company. Administrative fees and facility fees charged under the licensing agreement were recorded as revenue from services. This agreement ended with the sale of the Rocky View facility on June 30, 2022.

Gross revenue for the year ended December 31, 2022 was $61.9 million compared to $51.2 million for the year ended December 31, 2021. The increase of $10.7 million was due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices. Provincial board revenue increased by $17.4 million due to increases in kilogram equivalents sold and selling prices. Wholesale revenue decreased by $6.6 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary by jurisdiction.

Excise taxes for the year ended December 31, 2022 were $17.5 million compared to $11.2 million for the year ended December 31, 2021. The increase of $6.3 million was due to expanded sales in provinces with higher provincial duties than the comparable year.

Cost of sales

	Year ended December 31
($000s, except as indicated)	2022	2021
Cost of sales	43,940	41,019
Cost of sales per gram sold	$1.89	$2.28

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the year ended December 31, 2022 were $43.9 million compared to $41.0 million for the year ended December 31, 2021. The increase of $2.9 million was due to an increase in kilogram equivalents sold compared to the prior year, partially offset by a decrease in the cost of sales per gram sold compared to the prior year.

Gross margin

	Year ended December 31
($000s)	2022	2021
Net revenue	44,407	40,037
Cost of sales	43,940	41,019
Inventory impairment and obsolescence	7,012	16,978
Gross margin before fair value adjustments (1)	(6,545)	(17,960)
Change in fair value of biological assets	(1,309)	4,708
Change in fair value realized through inventory	(5,412)	(2,247)
Gross margin	(13,266)	(15,499)
(1)
Gross margin before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the year ended December 31, 2022 was negative $6.5 million compared to negative $18.0 million for the year ended December 31, 2021. The increase of $11.5 million was due to higher net revenue and a lower inventory obsolescence provision compared to the prior year, partially offset by higher cost of sales. The inventory obsolescence provision was applied across all product formats. The inventory obsolescence provision in the comparative period was applied to vapes, oil, concentrates, bulk flower and shake due to price compression in the market, as well as certain packaging inventory.

The total inventory obsolescence and impairment recognized during the year ended December 31, 2022 was $8.9 million, with $7.0 million relating to cost of sales and $1.9 million relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the year ended December 31, 2021 was $17.5 million, with $17.0 million relating to cost of sales and $0.5 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not yet been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

Asset impairment

	Year ended December 31
($000s)	2022	2021
Asset impairment	4,289	60,000

The Company determined that indicators of impairment existed during the year ended December 31, 2022, regarding the Sun 8 intellectual property due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $2.5 million and an impairment of $1.9 million was recorded.

The Company determined that indicators of impairment existed during the year ended December 31, 2022, relating to certain machinery and equipment due to their discontinued use. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.4 million was recorded.

At December 31, 2022, the Company determined that no further indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

The Company determined that indicators of impairment existed during the second quarter in the year ended December 31, 2021, with respect to the Company’s Olds cash generating unit (“CGU”) as a result of curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates. A test for impairment was performed at June 30, 2021, at the CGU level, by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount.

INVESTMENTS SEGMENT RESULTS

Interest and fee revenue

	Year ended December 31
($000s)	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	3,660	1,654
Interest and fee revenue from investments at FVTPL	6,036	8,514
Interest revenue from cash	7,043	2,981
	16,739	13,149

Interest and fee revenue for the year ended December 31, 2022, was $16.7 million compared to $13.1 million for the year ended December 31, 2021. The increase of $3.6 million was due to an increase in interest revenue from cash and investments at amortized cost, partially offset by a decrease in interest and fee revenue from investments at FVTPL. Interest revenue from cash increased due to increases in the prime interest rate. Interest revenue from investments at amortized cost increased due to increases in the number and dollar amount of investments compared to the prior period. Interest and fee revenue from investments at FVTPL decreased due to the suspension of interest payments on the Zenabis senior loan (refer to note 16 in Audited Financial Statements).

Investment revenue

	Year ended December 31
($000s)	2022	2021
Investment revenue
Realized gains	389	20,213
Unrealized losses	(65,553)	(64,714)
	(65,164)	(44,501)

Investment revenue is comprised of realized and unrealized gains and losses on marketable securities.

Investment revenue for the year ended December 31, 2022, was negative $65.2 million compared to negative $44.5 million for the year ended December 31, 2021. The Company realized a gain on disposition in the comparative period from the disposition of all its shares held in another Canadian LP. The Company continues to strategically deploy capital with a focus on maximizing risk-adjusted cash flows and shareholder value.

Share of profit of equity-accounted investees

	Year ended December 31
($000s)	2022	2021
Net profit (loss)	(43,002)	32,913

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses.

Share of profit of equity-accounted investees for the year ended December 31, 2022 was a loss of $43.0 million compared to a gain of $32.9 million for the year ended December 31, 2021. The decrease of $75.9 million was due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry.

FOURTH QUARTER 2022

($000s, except as indicated)	Q4 2022	Q4 2021 (3)	Change	% Change
Financial
Gross revenue	246,866	25,630	221,236	863%
Net revenue	240,405	22,719	217,686	958%
Cost of sales (3)	190,379	17,929	172,450	962%
Gross margin (3)	43,568	(4,510)	48,078	1066%
Gross margin % (3)	18%	-20%		38%
Gross margin before fair value adjustments (1)(2)(3)	46,559	(4,912)	51,471	1048%
Gross margin before fair value adjustments % (2)(3)	19%	-22%		41%
Interest and fee revenue	5,989	3,647	2,342	64%
Investment loss	(6,868)	(41,755)	34,887	84%
Loss from operations (3)	(154,646)	(45,999)	(108,647)	-236%
Net loss attributable to owners of the Company (3)	(125,801)	(56,989)	(68,812)	-121%
Per share, basic and diluted (3)	(0.53)	(0.28)	(0.25)	-91%
Adjusted EBITDA (2)(3)	(7,549)	16,741	(24,290)	145%
(1)
Includes inventory obsolescence and impairment of $3.5 million for the three months ended December 31, 2022, and $9.7 million for three months ended December 31, 2021.
(2)
Adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.
(3)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

CONSOLIDATED results

General and administrative expenses for the three months ended December 31, 2022 were $44.2 million compared to $11.3 million for the three months ended December 31, 2021. The increase of $32.9 million was mainly due to increases in salaries and wages and office and general expenses as a result of the Alcanna acquisition on March 31, 2022 and the Inner Spirit acquisition on July 20, 2021.

Share-based compensation expense for the three months ended December 31, 2022 was $3.0 million compared to $2.4 million for the three months ended December 31, 2021. The increase of $0.6 million was due to an increase in RSU expense and DSU expense, partially offset by a decrease in simple warrant expense. RSU expense increased due to the increased number of RSUs granted during the year. DSU expense increased due to a smaller decline in fair value than the comparative period. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years, lowering the expense in the current period.

Transaction costs for the three months ended December 31, 2022, were $2.4 million compared to $7.8 million for the three months ended December 31, 2021. Transaction costs in the current period relate to the Zenabis, Valens and Superette acquisition. Transaction costs in the comparative period related to the Inner Spirit and Alcanna acquisitions and legal costs.

Finance costs for the three months ended December 31, 2022 were $6.5 million compared to $3.5 million for the three months ended December 31, 2021. The increase of $3.0 million was mainly due to an increase in accretion on lease liabilities and change in fair value of investments at FVTPL. The Company’s lease liabilities have increased significantly due to both the Inner Spirit and Alcanna acquisitions as the Company acquired leases of retail space for corporate-owned stores.

Change in estimate of fair value of derivative warrants for the three months ended December 31, 2022 was a recovery of $3.9 million compared to a recovery of $8.2 million for the three months ended December 31, 2021. The current period recovery was due to a decrease in fair value, mainly caused by a decrease in the Company's share price from US$2.18 on September 30, 2022 to US$2.09 on December 31, 2022. The recovery in the comparative period was caused by a decrease in the fair value, mainly caused by a decrease in the Company’s share price from US$6.78 on September 30, 2021 to US$5.78 on December 31, 2021.

Net loss for the three months ended December 31, 2022 was $161.6 million compared to a net loss of $56.8 million for three months ended December 31, 2021. The increased loss of $104.8 million was largely due to increased share of loss of equity-accounted investees ($37.6 million), general and administrative expenses ($32.9 million), depreciation and amortization ($21.0 million), asset impairment ($107.7 million) and change in fair value of derivative warrants ($4.3 million), partially offset by an increase in gross margin ($47.9 million), lower investment losses ($34.9 million), loss on cancellation of contracts ($5.4 million) that were recorded in the prior period, transaction costs ($5.4 million) and income tax recovery ($6.4 million).

Adjusted EBITDA was a loss of $7.5 million for the three months ended December 31, 2022 compared to $16.7 million for the three months ended December 31, 2021. The increased loss was due to the following:

•
Increase in general and administrative expenses due to the acquisitions of Alcanna, Nova and Inner Spirit;
•
Decrease in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments;

The increase was partially offset by an:

•
Increase in gross margin including from the acquisition of Alcanna, Nova and Inner Spirit.

Liquor retail segment results

Gross margin for the three months ended December 31, 2022 was $36.9 million (23%). Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

During the three months ended December 31, 2022, the Company recorded impairments to right of use assets of $2.5 million and property, plant and equipment of $7.5 million, due to underperforming operating results of certain stores.

cannabis retail segment results

Gross revenue for the three months ended December 31, 2022 was $68.4 million compared to $10.0 million for the three months ended December 31, 2021. The increase of $58.4 million was due to the Alcanna Transaction.

Gross margin for the three months ended December 31, 2022 was $15.7 million (23%) compared to $2.8 million (29%) for the three months ended December 31, 2021. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories.

During the three months ended December 31, 2022, the Company recorded impairments to goodwill of $88.0 million from the Alcanna and Nova acquisition, due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. During the three months ended December 31, 2022, the Company recorded impairments to right of use assets of $3.9 million and property, plant and equipment of $5.3 million, due to underperforming operating results of certain stores.

CANNABIS operations segment results

For the three months ended December 31, 2022, the Company sold 10,955 kilogram equivalents of cannabis compared to 5,202 kilogram equivalents for the three months ended December 31, 2021. The increase of 5,753 kilogram equivalents sold was due to increases in kilogram equivalents sold to provincial boards and wholesale kilogram equivalents sold. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

For the three months ended December 31, 2022, the average net selling price was $1.12 per gram equivalent compared to $2.45 per gram equivalent for the three months ended December 31, 2021. The decrease of $1.33 per gram equivalent was largely due to a decrease in wholesale prices. The decrease in wholesale prices was due to several large bulk sales as part of the Company's inventory optimization strategy. The bulk sales included shake and trim which lowered the average price per gram.

Gross revenue for the three months ended December 31, 2022 was $18.7 million compared to $15.7 million for the three months ended December 31, 2021. The increase of $3.0 million was due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices. Provincial board revenue increased by $6.8 million due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices. Wholesale revenue decreased by $3.8 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold.

Cost of sales for the three months ended December 31, 2022 were $14.8 million compared to $10.8 million for the three months ended December 31, 2021. The increase of $4.0 million was due to an increase in kilogram equivalents sold compared to the prior period, partially offset by a decrease in the cost of sales per gram sold compared to the prior period.

Gross margin before fair value adjustments for the three months ended December 31, 2022 was negative $6.0 million compared to negative $7.8 million for the three months ended December 31, 2021. The increase of $1.8 million was due to a lower inventory obsolescence provision compared to the prior period, partially offset by lower net revenue and higher cost of sales. The inventory obsolescence provision was applied across all product formats. The inventory obsolescence provision in the comparative period was applied primarily to vapes, oil, bulk flower and shake due to price compression in the market.

INVESTMENTS segment results

Interest and fee revenue for the three months ended December 31, 2022, was $6.0 million compared to $3.6 million for the three months ended December 31, 2021. The increase of $2.4 million was mainly due to an increase in interest revenue from cash, due to increases in the prime interest rate.

Investment revenue for the three months ended December 31, 2022, was negative $6.9 million compared to negative $41.8 million for the three months ended December 31, 2021. The change was primarily due to a decrease in unrealized losses. The comparative period had larger decreases in share prices of the Company's investments in Indiva Limited, Village Farms International Inc., and Valens.

Share of profit of equity-accounted investees for the three months ended December 31, 2022 was a loss of $18.3 million, compared to income of $19.3 million for the three months ended December 31, 2021. The decrease of $37.6 million was due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2022				2021
($000s, except as indicated)	Q4	Q3	Q2	Q1	Q4 (1)	Q3 (1)	Q2	Q1
Gross revenue	246,866	235,144	227,557	20,127	25,630	17,162	12,739	11,748
Gross investment (loss) income	(879)	(1,201)	(32,496)	(13,849)	(38,108)	(14,699)	5,706	15,749
Gross margin (1)	43,568	50,309	43,079	3,419	(4,510)	1,782	(2,821)	(3,452)
Net (loss) income attributable to owners of the Company (1)	(125,801)	(98,108)	(73,301)	(37,904)	(56,989)	16,708	(52,287)	(134,416)
Per share, basic and diluted (1)	(0.53)	(0.41)	(0.31)	(0.18)	(0.28)	0.08	(0.28)	(0.93)
Adjusted EBITDA (1)(2)	(7,549)	18,320	(25,927)	(675)	16,741	10,539	(205)	3,327
(1)
Adjustments to provisional amounts have been made in the comparative period (Q3 2021 and Q4 2021) due the consummation of the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.
(2)
Adjusted EBITDA is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Issuance of equity securities in several registered offerings;
•
Issuance of common shares under several at-the-market programs;
•
Entering into and acquiring several cannabis-related investments;
•
Investing and disposing of marketable securities;
•
Shift to include investment strategy as part of the Company’s operations;
•
Price discounts and provisions for product returns;
•
Impairment of property, plant and equipment;
•
Provisions for inventory obsolescence and impairment;
•
Investments in SunStream; and
•
Acquisitions of Inner Spirit and Alcanna, inclusive of its subsidiary, Nova.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information of the Company for the three most recently completed financial years.

	Year ended December 31	Year ended December 31	Year ended December 31
($000s, except as indicated)	2022	2021	2020
Gross revenue	729,694	67,279	73,321
Net loss (1)(2)	(335,114)	(226,984)	(199,619)
Per share, basic and diluted (1)	$(1.46)	$(1.22)	$(9.13)
Total assets (2)	1,559,350	1,427,660	294,871
Total non-current liabilities	142,334	32,274	1,031
(1)
Net loss and net loss per share are attributable to owners of the Company.
(2)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.

GROSS REVENUE

During the year ended December 31, 2022, gross revenue increased by $662.4 million due to the acquisition of Alcanna and its subsidiary Nova ($639.5 million), the inclusion of a full year of revenue from Inner Spirit ($12.2 million) and an increase in cannabis revenue ($10.7 million) due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices.

During the year ended December 31, 2021, gross revenue decreased by $6.0 million due to a decrease in kilogram equivalents sold and a decrease in average selling prices, partially offset by the post Inner Spirit acquisition cannabis retail revenue.

During the year ended December 31, 2020, gross revenue increased by $6.4 million due to an increase in provincial board sales, partially offset by a decrease in sales to other LPs.

Net loss

During the year ended December 31, 2022, net loss increased by $108.1 million due to increases in investment losses, share of loss of equity-accounted investees, general and administrative expenses, depreciation and amortization, asset impairment and finance costs, partially offset by an increase in gross margin, lower transaction costs and change in fair value of derivative warrant liabilities. Gross margin, general and administrative expenses, depreciation and amortization and finance costs all increased due to the Alcanna and Inner Spirit acquisitions. Transaction costs related to various acquisitions, partially offset by a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. Change in fair value of derivative warrant liabilities related to a decrease in the fair value. Investment losses increased due to the Company realizing a gain on disposition in the comparative period. Share of loss of equity-accounted investees increased due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry. The asset impairment related to cannabis retail goodwill and intangible assets from the Inner Spirit acquisition and Alcanna and Nova acquisition.

During the year ended December 31, 2021, net loss increased by $27.4 million due to lower net revenue, investment losses, higher general and administrative expenses, transaction costs and change in fair value of derivative warrant liabilities, partially offset by lower cost of sales, lower inventory obsolescence provision, change in fair value through inventory, lower asset impairment and income tax recovery. The lower net revenue and cost of sales was due to a decrease in kilogram equivalents sold. Investment losses were due to unrealized losses caused by decreasing market prices of the related investments. The increase in general and administrative expenses was due to higher salaries and wages and professional fees, partially offset by lower office and general expenses. Transaction costs related to acquisitions and legal costs. The change in fair value of derivative warrant liabilities was due to an increase in warrants granted and exercised during the period.

During the year ended December 31, 2020, net loss increased by $57.1 million due to a lower gross margin and higher asset impairment, partially offset by lower share-based compensation, finance costs and a loss on financial obligation in the prior year. The lower gross margin was due to an inventory obsolescence provision and changes in fair value of biological assets and fair value realized through inventory. Asset impairments were recorded for property, plant and equipment and intangible assets. Share-based compensation decreased due to the accelerated vesting in the prior year and a decrease in the value of awards granted. The Company incurred a loss on financial obligation in the prior year in connection with the termination of an investment and royalty agreement with an entity controlled by the Company’s former executive chairman and director, which had no current year impact.

Total assets

During the year ended December 31, 2022, total assets increased by $131.7 million due to increases in inventory, right-of-use assets, property, plant and equipment, investments, equity-accounted investees and goodwill, partially offset by decreases in cash and cash equivalents and marketable securities. Inventory, right-of-use assets, property, plant and equipment and goodwill increased due to the acquisition of Alcanna and Nova. Investments increased mainly due to the Company's loan to Valens. Equity-accounted investees increased due to capital contributions made during the year, partially offset by decreases in fair value. Cash and cash equivalents decreased mainly due to investments made during the year, capital contributions to the Company's equity accounted investee and the Alcanna and Nova acquisition. Marketable securities decreased due to an increase in unrealized losses.

During the year ended December 31, 2021, total assets increased by $1,132.8 million due to increases in cash and cash equivalents, marketable securities, net investments in subleases, equity accounted investees and goodwill. Cash and cash equivalents increased mainly due to proceeds from the issuance of shares and registered offerings and proceeds from the exercise of derivative warrants. Marketable securities increased due to the Company investing in cannabis-related equity instruments. Net investments in subleases and goodwill increased due to the acquisition of Inner Spirit. Equity accounted investees increased due to investment in SunStream.

During the year ended December 31, 2020, total assets decreased by $215.2 million. The decrease was due to decreases in accounts receivable, biological assets, inventory, property, plant and equipment, intangible assets and goodwill, partially offset by an increase in investments. Accounts receivable, biological assets and inventory decreased due to the disposition of Bridge Farm and recording an inventory obsolescence provision. Property, plant and equipment and intangible assets decreased due to the disposition of Bridge Farm and asset impairments. Goodwill decreased due to the disposition of Bridge Farm. Investments increased due to acquiring an investment in a cannabis company.

Total non-current liabilities

During the year ended December 31, 2022, total non-current liabilities increased by $110.1 million due to an increase in lease liabilities from the Alcanna and Nova acquisition.

During the year ended December 31, 2021, total non-current liabilities increased by $31.2 million. The increase was due to an increase in lease liabilities from the Inner Spirit acquisition and the recognition of a DSU liability.

During the year ended December 31, 2020, total non-current liabilities decreased by $18.6 million. The decrease was due to decreases in lease liabilities and deferred tax liability due to the Bridge Farm disposition.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2022	December 31, 2021
Cash and cash equivalents	279,586	558,251

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease liabilities have increased significantly due to both the Inner Spirit and Alcanna acquisitions as corporate stores occupy leased retail space. Refer to “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease liabilities. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at December 31, 2022, the Company had no outstanding bank debt or other debt.

Equity

On July 25, 2022, the Company’s shareholders approved a special resolution for the consolidation of all of the issued and outstanding common shares (the “Share Consolidation”) on the basis of not more than one post-consolidation common share for every ten pre-consolidation common shares and not less than one post-consolidation common share for every twenty-five pre-consolidation common shares, to be determined by the Board in its sole discretion, to become effective at such time as the Board considers it to be in the best interests of the Company, but in any event not later than July 25, 2023.

Immediately following the shareholder approval, the Board determined to effect the Share Consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The Share Consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs), including exercise prices where applicable, have been fully retrospectively adjusted to reflect the Share Consolidation.

As at December 31, 2022, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2022	December 31, 2021
Common shares	235,194	206,041
Common share purchase warrants (1)	309	357
Simple warrants (2)	166	259
Performance warrants (3)	123	139
Stock options (4)	44	45
Restricted share units	1,381	754
(1)
0.3 million warrants were exercisable as at December 31, 2022.
(2)
0.2 million simple warrants were exercisable as at December 31, 2022.
(3)
0.1 million performance warrants were exercisable as at December 31, 2022.
(4)
32.9 thousand stock options were exercisable as at December 31, 2022.

As at December 31, 2022, the Company had 235.2 million shares outstanding (December 31, 2021 – 206.0 million shares).

Common shares were issued during the year ended December 31, 2022 in connection with the vesting of RSUs under the long term incentive plan and the following transactions:

•
The Company issued 0.4 million common shares related to the termination of the service and sale agreement with Sun 8 Holdings Inc.;
•
The Company issued 32.1 million common shares as consideration for the Alcanna acquisition; and
•
The Company also purchased and cancelled 4.3 million common shares at a weighted average price of $3.12 (US$2.33) per common share for a total cost of $13.3 million.

From January 1, 2023, to April 24, 2023:

•
The Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million; and
•
The Company issued 25.4 million net common shares as consideration for the Valens acquisition.

As at April 24, 2023, a total of 260.1 million common shares were outstanding.

Cash Flow Summary

	Year ended December 31
($000s)	2022	2021
Cash provided by (used in):
Operating activities	(6,711)	(155,752)
Investing activities	(230,164)	(496,280)
Financing activities	(41,790)	1,149,916
Effect of exchange rate changes	—	(9)
Change in cash and cash equivalents	(278,665)	497,875

Cash Flow – Operating Activities

Net cash used in operating activities was $6.7 million for the year ended December 31, 2022 compared to $155.8 million used in operating activities for the year ended December 31, 2021. The decrease of $149.1 million was due to a decrease in net loss adjusted for non-cash items, a decrease in additions to marketable securities and an increase in interest received, partially offset by lower proceeds from disposal of marketable securities, a decrease in income distributions from equity-accounted investees and non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $230.2 million for the year ended December 31, 2022 compared to $496.3 million used in investing activities for the year ended December 31, 2021. The decrease of $266.1 million was primarily due to a decrease in additions to equity-accounted investees and a decrease in acquisitions, partially offset by an increase in additions to investments and a decrease in capital distributions from equity-accounted investees.

Cash Flow – Financing Activities

Net cash used in financing activities was $41.8 million for the year ended December 31, 2022 compared to $1.1 billion provided by financing activities for the year ended December 31, 2021. The decrease of $1.2 billion was largely due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants in 2021.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be $0.5 million for the year ended December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities. An unrealized loss of $65.6 million was recognized during the year ended December 31, 2022, due to the continued decline in market prices of the Company’s marketable securities (Refer to “Investments Segment Results – Investment Revenue”

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at December 31, 2022.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	48,153	—	—	—	48,153
Lease liabilities	39,255	64,892	48,955	47,468	200,570
Financial guarantee liability	—	407	—	—	407
Total	87,408	65,299	48,955	47,468	249,130

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2022 of $2.5 million (December 31, 2021 – $2.5 million).

b)
Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have an adverse impact on our business and results of operations.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re SNDL Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re SNDL Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions asserted claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally alleged that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also included allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021. On October 5, 2022, the court entered an order and final judgement approving the settlement.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. SNDL Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserted claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act and Section 10(b) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleged that the Company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’ motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, change in estimate of fair value of derivative warrants, depreciation and amortization, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, restructuring costs, transaction costs and certain one-time non-operating expenses, as determined by management.

The following table reconciles adjusted EBITDA to net loss for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2022	2021	2022	2021
Net (loss) income (1)	(161,571)	(56,760)	(372,428)	(226,784)
Adjustments:
Finance costs	6,461	3,530	41,314	3,756
Change in estimate of fair value of derivative warrants	(3,927)	(8,200)	(10,783)	77,834
Loss (gain) on cancellation of contracts	(290)	5,116	(290)	5,116
Depreciation and amortization (1)	21,623	667	40,945	5,287
Income tax (recovery) expense (1)	1,376	7,787	(7,342)	(7,914)
Change in fair value of biological assets	2,712	(2,158)	1,309	(4,708)
Change in fair value realized through inventory	279	1,756	5,412	2,247
Unrealized foreign exchange (gain) loss	24	(1)	(16)	(63)
Unrealized loss on marketable securities	6,868	43,750	65,553	64,714
Share-based compensation	2,960	2,443	9,671	12,307
Asset impairment	107,661	—	196,033	60,000
Loss (gain) on disposition of PP&E	502	(374)	94	(235)
Cost of sales non-cash component (2)	1,702	772	7,003	3,675
Inventory impairment and obsolescence	3,467	9,702	7,012	16,978
Restructuring costs (recoveries)	212	874	(670)	874
Transaction costs	2,392	7,837	1,352	17,566
Government subsidies	—	—	—	(2,180)
Other expenses	—	—	—	1,932
Adjusted EBITDA (1)	(7,549)	16,741	(15,831)	30,402
(1)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s Audited Financial Statements.
(2)
Cost of sales non-cash component is comprised of depreciation expense.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

The following table reconciles gross margin before fair value adjustments to gross margin for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2022	2021	2022	2021
Gross margin	(9,009)	(7,350)	(13,266)	(15,499)
Change in fair value of biological assets	(2,712)	2,158	(1,309)	4,708
Change in fair value realized through inventory	(279)	(1,756)	(5,412)	(2,247)
Gross margin before fair value adjustments	(6,018)	(7,752)	(6,545)	(17,960)

Non-IFRS Financial Ratios

Gross margin before fair value adjustments percentage

Gross margin before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 17 of the Audited Financial Statements relating to the Company’s SunStream joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. Subsequent to the Alcanna Transaction and for the period March 31, 2022 to December 31, 2022, the Company paid $117.9 thousand in total rent with respect to this lease.

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2022	2021
Salaries and short-term benefits	4,505	2,348
Share-based compensation	5,871	8,275
	10,376	10,623

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2022, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on revenue, convertible instruments, value of investments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for recreational and medical purposes;
•
Price of cannabis;
•
Expected sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Expected yields from cannabis plants;
•
Potential returns and pricing adjustments;
•
Facts and circumstances supporting the likelihood and amount of contingent liabilities;
•
Assumptions and methodologies for the valuation of derivative financial instruments;
•
Discount rates used to value investments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the other risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange, as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer

have concluded that our disclosure controls and procedures were not effective as of December 31, 2022, due to a material weakness in the Company’s internal control over financial reporting further described below.

During 2022, the Company's operations continued to expand rapidly and significantly in scale and scope particularly through the Alcanna Transaction and the resulting addition of the liquor retail segment and significant expansion of the cannabis retail segment.

However, giving full consideration to the material weakness discussed below, the Company has concluded that the consolidated financial statements included in the Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in NI 52-109 and Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

(1)
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;
(2)
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations of our management and directors; and
(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As at December 31, 2022, the Company’s management determined that it did not maintain effective internal control over financial reporting due to the existence of the following material weakness:

•
Information technology general controls (“ITGCs”) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

This material weakness did not result in material misstatements of the consolidated financial statements as of and for the year ended December 31, 2022. This material weakness creates a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

In accordance with guidance issued by the Canadian Securities Administrators and the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial

Officer, did not limit the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting over any acquired operations including the operations acquired through the Alcanna Transaction.

The Company’s independent auditors, Marcum LLP, have issued an unqualified opinion on our financial statements and an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2022. These audit reports are included in the annual report on Form 20-F.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provision of and periodic review of user access to IT systems;
•
continuing to strengthen the logging and monitoring of software updates and changes to systems supporting our financial reporting processes;
•
enhancing the timeliness of executing user access reviews and the subsequent actions as required; and
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

At April 24, 2023 the above remediation measures are in progress but will not be considered remediated, until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2023 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of December 31, 2022, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
IFRS	International Financial Reporting Standards, as issued by the International Accounting Standards Board
MD&A	Management’s Discussion and Analysis
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition, such as the expectation for cost savings to be generated by the Company’s continued cost savings initiatives. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” in the Annual Report and otherwise described in this MD&A. Although management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. These statements are made as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” in the Annual Report and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Annual Report, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.